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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

     Giudice, William N.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)
     c/o Maker Communications, Inc.
     73 Mount Wayte Avenue
--------------------------------------------------------------------------------
                                    (Street)

     Framingham, Massachusetts   01702
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

     Maker Communications, Inc. (MAKR)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Statement for Month/Year

     May 1999
================================================================================
5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


          President, Chief Executive Officer
      --------------------------------------------------------------------

================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)
   [ X ]   Form filed by One Reporting Person
   [   ]   Form filed by More than One Reporting Person

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          5/10/99        C               725,012     A      1 for 1  725,012        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          5/10/99        C               150,000     A      1 for 1  150,000        I       By Acadia
                                                                                                                        1999 Trust
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          5/10/99        C               150,000     A      1 for 1  150,000        I       By Piedmont
                                                                                                                        1999 Trust
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          5/10/99        C                53,334     A      1 for 1   53,334        I       By Self as
                                                                                                                        General
                                                                                                                        Partner of
                                                                                                                        Tecumseh
                                                                                                                        Limited
                                                                                                                        Partnership
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          5/10/99        C                38,636     A       1 for 1  38,636        I       By Self as
                                                                                                                        General
                                                                                                                        Partner of
                                                                                                                        Tecumseh
                                                                                                                        Limited
                                                                                                                        Partnership
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Junior Convertible  1 for 1  5/10/99  C               725,012                  Common    725,012          0         D
Preferred Stock
------------------------------------------------------------------------------------------------------------------------------------
Junior Convertible  1 for 1  5/10/99  C               150,000                  Common    150,000          0         I     By Acadia
Preferred Stock                                                                                                           1999 Trust

------------------------------------------------------------------------------------------------------------------------------------
Junior Convertible  1 for 1  5/10/99  C               150,000                  Common    150,000          0         I     By
Preferred Stock                                                                                                           Piedmont
                                                                                                                          1999 Trust
------------------------------------------------------------------------------------------------------------------------------------
Class B Convertible  1 for 1  5/10/99  C               53,334                  Common     53,334          0         I     By Self as
Preferred Stock                                                                                                           General
                                                                                                                          Partner of
                                                                                                                          Tecumsch
                                                                                                                          Limited
                                                                                                                          Partner-
                                                                                                                          ship
------------------------------------------------------------------------------------------------------------------------------------
Class C Convertible 1 for 1  5/10/99  C                38,636                  Common     38,636         0          I     By Self as
Preferred Stock                                                                                                           General
                                                                                                                          Partner of
                                                                                                                          Tecumsch
                                                                                                                          Limited
                                                                                                                          Partner-
                                                                                                                          ship


------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:




    /s/William N. Giudice                                      6/10/99
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.